Mail Stop 3561

July 13, 2007

Charles R. Kokesh
Chief Executive Officer
Technology Funding Partners III Liquidating Trust
1107 Investment Boulevard
Suite 180
El Dorado Hills, CA 95762

> **Re: Technology Funding Partners III Liquidating Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 29, 2007**
> **File No. 000-17998**

Dear Mr. Kokesh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 9A – Controls and Procedures

1. We note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-K in the following respects:
    *   We note that a partial definition of disclosure controls and procedures was provided. Your disclosure should be revised either to remove the partial

definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

- We note that you performed an evaluation of the effectiveness of the disclosure controls as of a date within 90 days of the filing of your Form 10-K. Your disclosure should be revised to state, if true, that your evaluation was performed as of the end of the period covered in your Form 10-K.
- Your disclosures required by Item 308(c) of Regulation S-K should refer to any changes during your last fiscal quarter (or your fourth fiscal quarter in the case of your annual report), not "subsequent to the date of their evaluation."

Please revise your filing accordingly.

Financial Statements

2. We note that you have appointed Heard, McElroy, Vestal, LLP as your independent accountant. However, it does not appear that there is a report from your independent accountant in your filing or that your financial statements have been audited. Please tell us why you have concluded that it is not necessary for you to provide audited financial statements in your filing or revise to provide audited financial statements in accordance with Article 3 of Regulation S-X. For guidance on the form of this audit report, refer to AU Section 9508.

Statements of Investments

3. Considering you present your investments on a net realizable value basis, tell us why the inclusion of a statement of investments is meaningful to users of your financial statements or remove this schedule from your financial statements.

Statement of Changes in Net Assets in Liquidation

4. In conjunction with the liquidation basis of accounting, it appears you recorded your investments on a net realizable value basis at July 7, 2006. Based on this methodology, any gains or losses should be based on the difference between the proceeds received from disposition and the amount recorded as net realizable value on your statement of net assets in liquidation. It appears you have recorded gains and losses based on your original cost basis. Tell us why you believe your methodology is appropriate or revise your financial statements accordingly.

Exhibit 31.1 – Sarbanes-Oxley Section 302 Certification

5. In accordance with Item 601 of Regulation S-K, please revise item four of your section 302 certification to remove the reference to "the Exchange Act of 1934 Rules 13a-14 and 15d-14." Please revise this item to refer to "the Exchange Act Rules 13a-15(e) and 15d-15(e)."

6. In accordance with Item 601 of Regulation S-K, please revise item 4b of your section 302 certification to state, if true, that you have "evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation."

7. In accordance with Item 601 of Regulation S-K, please revise item 4c of your section 302 certification to state, if true, that you have "disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting."

8. In accordance with Item 601 of Regulation S-K, please revise item 5a of your section 302 certification, if true, to refer to all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant. In addition, please remove the statement: "and have identified for the registrant's auditors any material weaknesses in internal control."

9. In accordance with Item 601 of Regulation S-K, please revise item 5b of your section 302 certification to refer to the registrant's internal control over financial reporting.

10. In accordance with Item 601 of Regulation S-K, please revise your section 302 certification to exclude item six.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies